

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

February 07, 2017

<u>VIA E-mail</u>
Bryan M. Reasons
Senior VP, Finance and Chief Financial Officer
Impax Laboratories, Inc.
30831 Huntwood Avenue,
Hayward, California 94544

      Re: **Impax Laboratories, Inc.**
              Form 10-K for Year Ended December 31, 2015
              Filed February 22, 2016
              File No. 001-34263

Dear Mr. Reasons:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Sharon M. Blume

                    Sharon M. Blume
                    Accounting Branch Chief
                    Office of Healthcare and Insurance